J Sainsbury plc

82-913

03 JUL 31 7:21

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Avenue
Washington DC20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378

Date: 23 July 2003

SUPPL


03024937

Dear Sir

Quarter 1 Trading Statement 2003/2004

Please find enclosed a copy of the above announcement made to the London Stock Exchange on 23 July 2003 in respect of the Company's Quarter One Trading Statement.

Yours sincerely

Hazel Jarvis
Manager, Group Registration
& Shareholder Services

Enc

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

dlw 7/31

Registered office as above
Registered number 185647 England

J Sainsbury plc
news release

23 July 2003

J Sainsbury plc – First Quarter Trading Statement

J Sainsbury plc today issued its first quarter trading statement for the 12 weeks to 21 June 2003.

Sainsbury's Supermarkets (UK)

- Total sales up 2.0% [1]
- Like-for-like sales growth of 0.3% [1]
- Business Transformation Programme begins to deliver benefits

Shaw's (US)

- Total sales up 1.1%[2]
- Like-for-like sales growth of 0.8%[2]

At the J Sainsbury plc 2003 Annual General Meeting today, Sir George Bull, addressing shareholders for the last time before his retirement in March 2004, will say:

"When I became Chairman in 1998 it was apparent that Sainsbury's was losing its way. It had lost market leadership some years before, customer numbers were declining and Group profits were falling. Having only just arrived on the scene I had the difficult task of announcing two profit warnings in 18 months. The infrastructure was antiquated following years of under-investment and the market place was changing rapidly and becoming increasingly competitive.

"We recognised that Sainsbury's recovery could not be achieved overnight. We set about making fundamental changes to bring us in line with the industry. We agreed an ambitious and, of necessity, capital intensive recovery programme to rebuild our supply chain, our IT infrastructure and radically improve our store portfolio and our product range. We are currently some two thirds of the way through the programme and we are achieving traction. There is still much to be driven through to a successful conclusion but progress is being made and the Board is confident that the benefits from the programme will increase in pace during the next 18 months.

"Considering the intensity of the business transformation programme, the results that Peter and the management team have achieved already have been highly commendable. Customer numbers are increasing and we have reclaimed our position as 'First for Food'. There are inevitably concerns that the full benefits of the transformation programme are not yet evident. I believe that these concerns should be seen within the context of the last financial year when we delivered double digit growth of 10.8% in underlying group operating profits. This is our second consecutive year of double digit profit growth and, in addition, we delivered a Total Shareholder Return of 17% which has outperformed the FTSE100 by 68% from March 2000 to 21 July 2003.

"I am pleased to report that as a consequence of the changes we are implementing Sainsbury's is in a fundamentally much stronger position than it was five years ago."

Commenting on performance during the first quarter, Sir Peter Davis, group chief executive, said:

"We have reported like-for-like sales growth in the first quarter of 0.3%[1] for Sainsbury's Supermarkets against strong comparatives from last year when we benefited from the Golden Jubilee weekend celebrations and our sponsorship of the England team in the World Cup and as a result reported a sharp increase in market share.

---

[1] Easter adjusted and including petrol
[2] Easter adjusted

"As suggested previously, we have aligned our reporting with the rest of the industry in only quoting like-for-like sales growth including petrol. Excluding petrol like-for-like sales (adjusted for Easter) were slightly negative, but an improvement over quarter four.

"I am not satisfied by our sales performance during the last two quarters. There is no doubt that while implementing significant change in-store and within the supply chain there has been some disruption to the execution of our customer offer. We are focussing on delivering overall value for money to our customers through a combination of Quality, Innovation, Choice and Service, delivered at competitive prices and will continue to retain this focus throughout our transformation programme. Recent improvements in-store, particularly in service and in fresh foods, have been received positively by customers and early evidence of this on our sales performance is encouraging. We are looking forward to continuing our progress in service and 'First for Fresh'. We are also excited about the re-launch of our new non food ranges, which will start in September.

"The next twelve months are most important in the delivery of our change programme, when the first two years of groundwork and capital investment really take hold. It is the Board's top priority to ensure that this programme is fully completed. We will then have a leaner, fitter business in better shape to compete in the UK's dynamic food retailing sector.

"Shaw's in the US reported total sales growth of 1.1%[2] and like-for-like growth of 0.8%[2]. Shaw's continues to perform well against its US peers, although the spring weather in New England has been unusually cold and rainy which has adversely impacted sales in seasonal categories and seasonal locations. During this period, Shaw's added more than 340,000 sq. ft of new selling space, including opening five new stores.

"Profits for the first quarter are ahead of the same period last year. This year unprecedented changes are being implemented and the recovery programme remains on track. We are committed to delivering our cost savings target of £250m this year and remain confident that we are making real progress across the group."

For enquiries:

Investor Relations:
Roger Matthews
Lynda Ashton +44 (0) 20 7695 7162

Media:
Jan Shawe
Pip Wood +44 (0) 20 7695 6127

Notes:

1. Sainsbury's Supermarkets' price inflation including petrol was 0.3% and there was deflation of 0.1% excluding petrol in the quarter.

2. **The AGM presentations will be webcast and available on our website.**
   To view the slides of the presentation and the webcast, go to : www.j-sainsbury.co.uk

   The slides of the presentation and the AGM Video feature - Business Transformation in Action (Duration 4 minutes) - will be available from 11:30am BST. In addition, an investor video update on the work we are doing on our supply chain, featuring a site visit and interviews with Stuart Mitchell, Managing Director and Martin White, Supply Chain Director will be available on the website from 11:30am BST.

   The AGM presentations will be available to view via the delayed webcast from 17:30pm BST on the day.